August 10, 2011

Ms. Jennifer Thompson

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, MS 3561

Washington, D.C. 20549

RE:	Publix Super Markets, Inc.
Form	10-K
Filed	February 28, 2011
File	No. 0-00981

Dear Ms. Thompson:

This letter is in partial response to your letter dated July 25, 2011. The Company requested an extension until August 22, 2011 to respond to the comments and received your approval for the extension. A letter confirming the request for the extension and the agreed upon response date was filed through EDGAR on July 26, 2011.

Due to questions regarding comment #3 subpart #2 in the letter, the Company requested a call with the Commission staff to discuss this comment. As a result of that call and our request for an expedited review of that matter, Mark Shannon, Associate Chief Accountant, gave approval to the Company to submit its response to comment #3 in advance of the responses to the other comments. Therefore, this letter is a response to only comment #3 of your letter.

Notes to Consolidated Financial Statements, page 29

3.

We note your disclosures throughout your filing, such as on pages 6, 7 and 12, that you repurchase common stock subject to certain terms and conditions and that the amount of common stock offered to you for repurchase is not within the control of the company, but is at the discretion of the stockholders. Please address the following items related to your outstanding securities:

•	Tell us and disclose in future filings within your financial statements, the pertinent rights and privileges of your outstanding securities. Refer to ASC

505-10-50-3. Please specifically address the nature and terms of your repurchase provisions.

The Company has one class of common stock and no other types or classes of stock. The common stock shares each receive one vote per share and have the same dividend rights. For shares allocated to participants’ accounts in the ESOP, the voting rights are passed through to the participants. The Trustee of the ESOP votes the shares as instructed by the participants. The Trustee votes the unallocated shares in the ESOP and the shares allocated to participants’ accounts for which no instruction is received. The Trustee of the 401(k) plan votes the shares held in that plan; but all shares have the same rights of one vote per share.

All of the Company’s shares are subject to a right of first refusal whereby stockholders desiring to sell their stock must first offer such stock to the Company for repurchase. The Company is not contractually obligated to repurchase the shares with the exception of the shares subject to a 15-month put option in the ESOP (this put option is described further below.)

The Company will disclose in future filings the rights and privileges of its outstanding securities and its repurchase obligations related to the put option in its ESOP.

•

Tell us if you are contractually obligated to repurchase shares offered to you by shareholders. If so, please tell us whether or not you have the option to satisfy repurchases in cash or common stock and clarify how you determined that your common stock should not be classified as mezzanine equity consistent with Rule 5-02.28 of Regulation S-X.

Contractual Obligation / Repurchase in Cash of Stock

The Company is not contractually obligated to repurchase its shares with the exception of shares subject to a 15-month put option in the ESOP. Under Federal income tax regulations, shares held by the ESOP that are not readily tradable on an established market must include a put option. Since the Company’s stock is not readily tradable on an established market, if separated participants or certain employees who elect to diversify their account balances desire to sell their shares, the Company is required to purchase the shares subject to the put option at fair value for a 15-month period after distribution of the shares from the ESOP. Shares are distributed to separated participants and certain eligible employees who elect to diversify their account balances. This obligation is a requirement to repurchase the shares for cash.

Classification as Mezzanine Equity / Measurement of Redeemable Securities

As indicated above, the Company has a contractual obligation to repurchase the ESOP shares subject to the 15-month put option.

The Company understands the Commission’s position is that the fair market value (FMV) of the entire ESOP, not just the shares subject to the 15-month put option, should be classified as temporary equity in the mezzanine section of the balance sheet. As discussed in its call with the Commission staff on August 5, 2011, the Company believes that due to its unique situation, this accounting treatment is not appropriate. Following is the Company’s support for this position.

Background

The Company is privately owned by its employees and former employees. The Company may be the largest employee-owned company in the world. Only Company employees and members of its board of directors can buy Company stock and many do. However, the majority of employees first become stockholders of the Company through its ESOP. Through the ESOP, the Company gives Company stock to employees who work 1,000 or more hours each year, after meeting their initial year of eligibility. The ESOP contribution is very significant to the employees as it has historically been 8%-10% of their annual pay. The Company’s ESOP, started in 1974, is one of the largest ESOPs in the country and may be the largest ESOP of a private company. The ESOP is non-leveraged, owns over 30% of the Company and as of the second quarter of 2011 was valued at $5.4 billion. The value of the shares currently redeemable as of the end of the second quarter of 2011 was $131 million.

The Company’s stockholders, its employees and former employees are the users of the Company’s financial statements. The Company has no significant outside debt so there are no other key users of the financial statements.

The Company’s employees are not typical investors and would not be considered sophisticated investors as to understanding financial statements. We believe the Company’s stock is generally the only stock owned by its employees, as the vast majority are hourly paid cashiers, stock clerks and baggers. Even in the Company’s 401(k) Plan, the employees tend to select the Publix stock option so the Company’s 401(k) Plan is 75%-80% invested in Company stock.

Annual distributions from the ESOP vary but on average are about $250-$350 million per year and about 60%-65% of share distributions are put back to Company at the time of the distribution. So the repurchase of shares distributed from the ESOP is about $200 million or less per year.

Current Accounting Treatment Not Appropriate Due to Unique Nature of the Company

As indicated above, the Company understands the Commission’s position is that the FMV of the entire ESOP, not just the shares subject to the 15-month put option, should be classified as temporary equity in the mezzanine section of the balance sheet. However, due to the size of the Company’s ESOP, the Company believes this accounting treatment would be misleading to the users of its financial statements, its employees and former employees, for several reasons.

Due to the long-term success of the Company, the Company has about $7.7 billion in equity. If the Company’s success continues, using the prescribed accounting treatment, the Company would soon have negative permanent equity due to the very large size of its ESOP. This impact would occur because the mezzanine equity (or temporary equity) is at FMV but the permanent equity is on the cost basis. This combination of “apples and oranges” in the equity section would result in negative permanent equity.

The Company recognizes the importance of investor protection related to financial statements. A balance sheet should represent the financial position/strength of a company. The Company’s employees would not understand temporary equity and they certainly would not understand how a successful company could have negative equity. Reclassifying the entire amount of the ESOP would only serve to confuse the users of the financial statements rather than satisfy the objective of investor protection.

The Commission’s guidance on this topic in Financial Reporting Release Section 211 states:

“There is a significant difference between a security with mandatory redemption requirements or whose redemption is outside the control of the issuer and conventional equity capital. The Commission believes that it is necessary to highlight future cash obligations attached to this type of security so as to distinguish it from permanent capital.”

Keeping these words in mind, the Company notes that its case is not one in which there are two classes of capital with one being temporary and the other being permanent. Rather the Company’s is a case in which there is a single class of stock and the Company is owned by employees, some of whom can tender their shares for redemption. But in the almost 40 year history of its ESOP, the Company has demonstrated that the vast majority of the ESOP shares will not be tendered even over a very long period of time. Using an estimated annual repurchase of shares from the ESOP of about $200 million per year as described above, it would take over 25 years to reach the $5.4 billion ESOP value that would be recorded as mezzanine equity. Even with this very long payout term, the

Commission’s position does not permit discounting of this obligation, a method used for other long term payout obligations such as worker’s compensation claims, pensions and post employment benefits. In addition, the Company has 20-25 year leases on its supermarkets. The proposed lease accounting rules for these long-term obligations is not to record the total multi-year lease obligations as a liability, but rather as a discounted liability.

As a result, the Company believes the very purpose stated by the Commission for the separate classification of equity whose redemption is outside the control of the entity will not be served. The investors using financial statements that classify a substantial portion or more of the equity as temporary will potentially be led to believe there is an obligation that in fact will not occur in the short term and will not materialize at all except over a very long term. Thus investors may get an inaccurate view of the Company’s inherent value which will be to their detriment as investors or potential investors.

The Company is in a very unique situation of being a private company with a very large ESOP. This reclassification to mezzanine equity would not apply to the Company if it didn’t have more than 500 stockholders as that is the basis on which it has public reporting requirements. This accounting treatment also wouldn’t apply to the Company if it were publicly traded because the ESOP participants could sell their stock in the open market. And, finally, this accounting treatment wouldn’t apply to the Company if it were a small private company.

Accounting Treatment That Would Better Represent the Interests of the Users of the Financial Statements

The Company believes that a more meaningful representation of the Company’s repurchase obligation would be to reclassify to mezzanine equity the value of the shares currently redeemable under the 15-month put option and fully disclose the nature of the put option repurchase obligation in the footnotes. Reclassifying such an amount, $131 million as of the second quarter of 2011, provides a more realistic presentation of the Company’s repurchase obligation.

Summary

The Company is in a very unique position of being privately owned by its employees and former employees, having public reporting requirements and having a very large ESOP. The Company does not believe there are any other companies with this combination of unique characteristics.

Therefore, the Company strongly believes that reclassifying the value of the entire ESOP to mezzanine equity in its financial statements would not serve the objective of investor protection. Reclassifying the entire ESOP value would actually distort the financial statements and confuse the users of the financial statements. Rather than meeting the objective of investor protection, this accounting treatment could be detrimental to investors or potential investors. Due to its very unique situation, the Company requests that it be permitted to reclassify the value of the shares currently redeemable under the 15-month put option to mezzanine equity which is a more realistic representation of the repurchase obligation of the Company as of the reporting date.

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If you believe that you are not contractually obligated to repurchase shares offered to you by shareholders, please explain to us in detail how you would be able to obtain shares to contribute to your ESPP, 401(k) Plan, ESOP, and Directors Plan in accordance with the terms of those plans, since we note that your common stock is not traded on an exchange from which you could repurchase shares.

The Company has significant authorized, unissued shares. Therefore, the Company has access to shares it would need to contribute to its ESOP and 401(k) plans. The Company also offers shares for purchase to employees and members of its board of directors. As with the ESOP and 401(k) plans, the Company has significant authorized, unissued shares available for issuance through the ESPP and Directors Plan.

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Because the Company was unable to complete the Form 10-Q on a timely basis pending resolution of this comment, the Company has filed a Form 8-K with quarterly information based on the accounting offered above as the Company believes that is the most informative and complies with the objectives of Financial Reporting Release Section No. 211. As the Company is anxious to resolve this issue at the earliest possible time in order to fully comply with its Form 10-Q filing obligation, we request that if it is necessary to escalate this issue to the Office of the Chief Accountant of the Commission, that the involvement of that Office be obtained as soon as possible.

The Company will respond to the additional comments in your letter dated July 25, 2011 by the deadline of August 22, 2011. If you have any questions or comments, please contact Tina Johnson at (863) 616-5771.

Sincerely,

/s/ David P. Phillips

David P. Phillips

Chief Financial Officer and Treasurer